SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                             FORM 11-K

                           ANNUAL REPORT

                 Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934

               For the year ended December 31, 1998

                       MILLIPORE CORPORATION
   (Name of issuer of the securities held Pursuant to the Plan)

                           80 Ashby Road
                   Bedford, Massachusetts  01730
            (Address of the principal executive office
                          of the issuer)



                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:/s/Jeffrey Rudin
                                        Jeffrey Rudin
                                        Committee for
                                        Administration
                                        of the Millipore
                                        Corporation
                                        Employees' Participation
                                        and
                                        Savings Plan



Date:       June 28, 1999





                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

               For the Year Ended December 31, 1998

          MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                         AND SAVINGS PLAN

     Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                               Page(s)

Report of Independent Accountants                 1


Statements of Net Assets Available for Plan Benefits, with
Fund Information, at December 31, 1998 and 1997   2 - 5


Statement of Changes in Net Assets Available for Plan
Benefits, with Fund Information, for the year ended
December 31, 1998                                 6 - 7


Notes to Financial Statements                     8 - 17


Line 27a - Schedule of Assets Held for Investment Purposes
as of December 31, 1998                           18 - 19

Line 27d - Schedule of Reportable Transactions for the year
ended December 31, 1998                           20


Consent of Independent Accountants                21




                 Report of Independent Accountants



To the Trustees of the Millipore Corporation
Employees' Participation and Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts
PricewaterhouseCoopers LLP
May 19, 1999, except for Note H,
for which the date is June 17, 1999
                                  1

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                            INFORMATION
                    December 31, 1998 and 1997

                               1998

               Millipore   AIM Ltd.                   F&G      Invest. Co.
                 Stock     Maturity     Balanced      GAC       of America     Loan
                  Fund       Fund         Fund        Fund         Fund        Fund
Assets
Investments    $7,073,821 $ 7,193,075 $    -       $2,708,358  $10,889,113  $   -
Plan's Interest
in Master Trust    -      -           71,301,753   -           -            -
Participant
loan receiv.    -          -           -            -           -            3,878,006

Contributions
receivable:
Participation  -          -           5,008,340    -           -            -
Plan
Savings Plan:
Employee       117,380    68,559      63,901       29,348      103,158      -
contrib.
Employer       10,106     8,802       13,946       4,337       13,698       -
contrib.
Due from Pan
American       -             263,645     -            -           -            -

Total assets   $7,201,307  $ 7,534,081 $76,387,940 $2,742,043  $11,005,969  $3,878,006

Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables  $35,674    $38,042     $    37,208  $28,609     $    20,195  $   -

Due to AIM          -          -           -            -           -           -
Ltd. Maturity

Net assets
available for   7,165,633  7,496,039   76,350,732   2,713,434   10,985,774   3,878,006
 plan benefits

Total
liabilities
and net assets $7,201,307 $7,534,081  $76,387,940  $2,742,043  $11,005,969  $3,878,006
available for
plan Benefits









   The accompanying notes are an integral part of the financial statements.

                                 2


                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                            INFORMATION
                            (continued)
                    December 31, 1998 and 1997

                               1998

                Invesco    Dodge &    Vanguard       AIM       Warburg
                Stable       Cox         S&P      Constell-    Pincus
                 Value     Balanced     Index       ation       Int'l
                 Fund        Fund       Fund        Fund       Equity       Other        Total
                                                                Fund
Assets
Investments   $2,184,625  $9,311,760 $15,942,455 $9,158,459  $2,314,095  $1,243,987   $68,019,748
Plan's Interest     -           -          -           -          -            -       71,301,753
 in Master Trust
Participant         -           -          -           -          -            -        3,878,006
loan receiv.

Contributions
receivable:
Participation       -           -          -           -           -           -        5,008,340
Plan
Savings Plan:
Employee      18,761      84,058     178,124     93,960      26,592            -      783,841
contrib.
Employer      3,332       15,433     23,758      14,919      4,439             -      112,770
contrib.
Due from Pan
American           -           -          -           -           -           -       263,645

Total assets  $2,206,718  $9,411,251 $16,144,337 $9,267,338  $2,345,126  $ 1,243,987  $149,368,103

Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables $  643      $27,762    $25,248     $18,868     $    3,538  $    -       $235,787

Due to AIM         -           -          -           -           -       263,645     263,645
Ltd. Maturity

Net assets
available for 2,206,075   9,383,489   16,119,089  9,248,470   2,341,588   980,342     148,868,671
plan benefits

Total
liabilities
and net       $2,206,718  $9,411,251 $16,144,337 $9,267,338  $2,345,126  $1,243,987   $149,368,103
assets available
for plan Benefits










   The accompanying notes are an integral part of the financial statements.

                                 3

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                            INFORMATION
                    December 31, 1998 and 1997

                               1997

               Millipore   AIM Ltd.                   F&G       Invest.
                 Stock     Maturity     Balanced      GAC         Co.        Loan
                  Fund       Fund         Fund        Fund     of America    Fund
                                                                  Fund
Assets
Investments    $3,863,927 $7,009,476  $    -       $2,501,073  $8,039,304 $   -
Plan's
Interest in    -          -           60,545,279   -           -          -
 Master Trust
Participant    -          -           -            -           -          3,555,608
loan receiv.

Contributions
receivable:
Participation  -          -           5,105,012    -           -          -
Plan
Savings Plan:
Employee       57,914     87,683      48,004       24,542      65,694     -
contrib.
Employer       18,280     19,961      16,001       8,180       21,274     -
contrib.
Due from Pan
American       -          289,905     -            -           -          -

Total assets   $3,940,121 $7,407,025  $65,714,296  $2,533,795  $8,126,272 $3,555,608

Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables  $  878     $  780      $    8,414   $    402    $    997   $   -

Due to AIM          -          -           -            -           -         -
Ltd. Maturity

Net assets
available for  3,939,243  7,406,245     65,705,882 2,533,393   8,125,275  3,555,608
 plan benefits

Total
liabilities
and net assets $3,940,121 $7,407,025  $65,714,296  $2,533,795  $8,126,272 $3,555,608
available for
plan benefits









   The accompanying notes are an integral part of the financial statements.

                                4

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                            INFORMATION
                            (continued)
                    December 31, 1998 and 1997

                               1997

                Invesco     Dodge &    Vanguard       AIM       Warburg
                Stable        Cox         S&P      Constell-    Pincus
                 Value     Balanced      Index       ation       Int'l
                 Fund        Fund        Fund        Fund       Equity       Other       Total
                                                                 Fund
Assets
Investments   $1,490,652  $8,352,240  $8,632,236  $8,269,517  $2,482,717  $1,746,685  $52,387,827
Plan's Interest
in Master     -           -           -           -           -           -           60,545,279
 Trust
Participant   -           -           -           -           -           -           3,555,608
loan receiv.

Contributions
receivable
Participation -           -           -           -           -           -           5,105,012
Plan
Savings Plan:
Employee      15,956      80,843      182,746     85,565      11,605      -           660,552
contrib.
Employer      5,319       24,372      34,374      27,385      10,005      -           185,151
contrib.
Due from Pan
American      -           -           -           -           -           -           289,905

Total assets  $1,511,927  $8,457,455  $8,849,356  $8,832,467  $2,504,327  $1,746,685  $122,729,334

Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables $  351      $    936    $    849    $    1,081  $    392    $    -      $15,080

Due to AIM         -           -           -           -           -        289,905   289,905
Ltd. Maturity

Net assets
 available for 1,511,576   8,456,519   8,848,507   8,381,386   2,503,935   1,456,780   122,424,349
 plan benefits

Total
liabilities
and net
assets        $1,511,927  $8,457,455  $8,849,356  $8,382,467  $2,504,327  $1,746,685  $122,729,334
available for
plan Benefits









   The accompanying notes are an integral part of the financial statements.

                                5

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                       WITH FUND INFORMATION
               For the year ended December 31, 1998



                  Millipore    AIM Ltd.                    F&G      Invest. Co.
                    Stock      Maturity     Balanced       GAC       of America     Loan
                     Fund        Fund         Fund         Fund         Fund        Fund
Investment
income:
Dividends on
Millipore         $76,621    $    -        $        -  $        -   $        -   $   -
   Common stock
Plan's Interest
in Master Trust   -          -             8,448,579   -            -                -
Invest. Income
(Note D)
Dividends and     2,140      356,403       -           95,839       255,102      215,438
interest

Net appreciation
in fair value of  280,207     64,914           -            -       1,678,240    -
investments

Investment income 358,968    421,317       8,448,579   95,839       1,933,342    215,438


Contributions:
Company
  contributions:
Participation     -               -        5,008,340        -       -            -
  Plan
Savings Plan      141,751    129,100       140,381     62,999       205,888      -
Employee Savings
 Plan             581,955    464,551       588,030     335,739      982,744      3,292
  contributions
Transfer from Span -         1,726,245     -           -            -            -

Total             723,706    2,319,896     5,736,751   398,738      1,188,632    3,292
 contributions

Benefit payments  (141,522)  (1,045,940)   (3,203,642) (153,064)    (387,281)    (197,642)

Other (expense)   (1,526)    (946)         -           (803)        (2,027)      -
income
Loans to          63,493     (135,760)     (31,625)    (47,102)     (15,285)     301,310
participants, net
Participant       2,223,271  (1,468,773)   (305,213)   (113,567)     143,118        -
interfund trsfs.

Net increase      3,226,390  89,794        10,644,850  180,041      2,860,499    322,398
(decrease)

Net assets
available
for plan benefits 3,939,243  7,406,245     65,705,882  2,533,393    8,125,275    3,555,608
at Jan. 1

Net assets
available for     $7,165,633 $7,496,039    $76,350,732 $ 2,713,434  $10,985,774  $3,878,006
plan benefits at
Dec. 31










   The accompanying notes are an integral part of the financial statements.

                                6

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                 WITH FUND INFORMATION (continued)
               For the year ended December 31, 1998



                Invesco     Dodge &     Vanguard       AIM      Warburg
                 Stable       Cox      S&P Index    Constell-    Pincus
                 Value     Balanced       Fund        ation      Int'l       Other       Total
                  Fund       Fund                     Fund       Equity
                                                                  Fund
Investment
income:
Dividends on
Millipore      $   -      $    -      $    -       $    -      $    -      $    -     $76,621
 Common stock
Plan's Interest
in Master
 Trust Invest. -          -           -            -           -           -          8,448,579
Income (Note D)
Dividends and  105,495    413,920     186,332      3,194       1,287       82,232     1,717,382
interest
Net
appreciation
in fair value  -          124,584     2,855,288    1,464,650   114,056     -          6,581,939
of investments

Investment     105,495    538,504     3,041,620    1,467,844   115,343     82,232     16,824,521
income

Contributions:
Company
contributions:
Participation  -          -           -            -           -           -          5,008,340
Plan
Savings Plan   48,279     254,920     354,524      250,481     83,637      -          1,671,960
Employee
Savings Plan   239,828    1,174,468   2,329,192    1,169,228   422,356     -          8,291,383
contributions
Transfer from
Span               -           -           -            -          -           -      1,726,245

Total          288,107    1,429,388   2,683,716    1,419,709   505,993     -          16,697,928
contributions

Benefit        (135,319)  (379,034)   (586,903)    (400,507)   (132,284)   (296,795)  (7,059,933)
payments

Other          (5,531)    (1,114)     192          (974)       (509)       (4,956)    (18,194)
(expense)income
Loans to       (11,658)   (68,844)    (51,338)     7,971       (11,162)    -          -
participants,
net
Participant
interfund      453,405    (591,930)   2,183,295    (1,626,959) (639,728)   (256,919)       -
trsfs.

Net increase   694,499    926,970     7,270,582    867,084     (162,347)   (476,438)  26,444,322
(decrease)

Net assets
available for
plan benefits  1,511,576  8,456,519   8,848,507    8,381,386   2,503,935   1,456,780  122,424,349
at Jan. 1

Net assets
available for  $2,206,075 $9,383,489  $16,119,089  $ 9,248,470 $2,341,588  $ 980,342  $148,868,671
plan benefits
at Dec. 31










   The accompanying notes are an integral part of the financial statements.

                                7

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                   Notes to Financial Statements

A.   Description of the Plan

     The Millipore Corporation Employees' Participation and Savings Plan-"1994 Restatement" as amended, (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan includes a profit participation feature (Participation Plan), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with Millipore Corporation (the Company), and a savings plan feature (Savings Plan), which covers only U.S. employees. Employees can contribute to the plan immediately, the company match will commence after one year of continuous service. The Plan is administered by a Committee (the Committee), appointed by the Board of Directors of the Company.

     The Plan was amended in April 1997 to include employees of the Amicon Separation Science Business of W.R. Grace and Co. (Amicon) which was acquired by Millipore on December 30, 1996 and employees of Tylan General,Inc.(Tylan) and its subsidiary Span Instruments Inc., which merged with Millipore on January 22, 1997. The committee voted on April 7, 1997 to transfer the assets of the Tylan General, Inc. Incentive Savings Plan (the Tylan Plan) and the Span Instruments 401k Plan (the Span Plan) into the Plan. Effective June 1, 1997, benefits ceased to accrue under the Tylan Plan and the Span Plan. The net assets of the Tylan Plan and the Span Plan were subsequently transferred to the Plan as of June 30, 1997 (the "Plan Merger date") and July 31,1998, respectively.

     All Amicon and Tylan employees became eligible for the purposes of participating in the Participation Plan contribution on the latest of the following dates: the date the employee completes two years of service, the date the employee becomes an eligible employee or the acquisition or merger date. All Amicon and Tylan employees have been given credit for all continuous service with Amicon or Tylan as if it were service with the Company for the purposes of determining eligiblity for benefits and the amounts of any Savings Plan matching contributions.

     All Amicon employees became eligible employees in the Savings Plan on the later of the acquisition date or the date of their employment with the Company, for the purposes of making Savings Plan contributions and receiving Savings Plan matching contributions. All Tylan employees became eligible for making Savings Plan contributions and receiving Savings Plan matching contributions on the Plan Merger date, provided the Tylan employee was otherwise an eligible employee as defined by the Plan.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

                                 8

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

A.   Description of the Plan (continued)

     Under the Savings Plan, participants may make voluntary contributions of up to 15% of their eligible compensation on a pre-tax basis. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants'
     election, in any of the funds available in the Plan. Participants are permitted to invest in more than one fund and are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal repayments. All interest payments are credited to the participant's account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of, (1) the amount of their total account (excluding the Participation Plan account), (2) the greater of $10,000 or one-half of their total account; or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1 to 4 1/2 years. Each loan shall bear interest at a standard rate established by the Committee. The current interest rate is 5.5 percent.

     All contributions (both employee and employer), and income earned, under both sections of the Plan, are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in some cases and income earned may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.

                                9

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost which approximates fair value.

     The F&G GAC Fund is a fully benefit-responsive contract fund, which carries no set limitations. The minimum credited interest rate for the years ended December 31, 1998 and 1997 was 4.5%. This rate is reviewed annually to reflect the anticipated yields. The average yield for the years ended December 31, 1998 and 1997 was also 4.5%. The Other Fund consists of a series of fully benefit-responsive insurance contracts, with certain limitations on liquidation for purposes outside of plan provisions. The minimum credited interest rate and the average yield was 6.37% and 6.55% for the years ended December 31, 1998 and December 31, 1997 respectively. All investments in insurance contracts are valued at their contract value, which approximates fair value. The Invesco Stable Value Fund is a common collective trust GIC Fund (or pooled GIC Fund) which has been valued by the Fund's investment advisor, in the absence of a readily ascertainable market value, based on the best information available as of the end of the period. Such valuation has been approved by the Committee.

     Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                                10

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

B.   Summary of Significant Accounting Policies (continued)

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, money market funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for plan benefits, and the statement of changes in net assets available for plan benefits.

     Dividend and Interest Income
     Dividend   income  is  recorded  on  the  ex-dividend   date.
     Interest income is recorded as earned on an accrual basis.

     Contributions
     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits
     Benefits are recorded when paid.


C.   Investment Programs

     The Plan's assets are invested among ten investment funds, a loan fund and a temporary fund (the Other Fund) which holds the remaining Tylan General employees' balances not yet transferred into the other ten investment funds. All of the investment funds available to employees have been approved by the Trustees of the Plan. Employees are allowed to invest in all ten investment funds and may invest in more than one fund. Upon enrollment in the Plan, a participant may direct employee contributions and matching company contributions, as well as change their investment options monthly. All Company contributions to the Participation Plan are invested in the Balanced Fund. The mix of investments within the Balanced Fund is determined by the Trustees of the Plan. Income earned by each investment fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned. The investment funds (see also Note H) available to employees are as follows:

                                11

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

C.   Investment Programs (continued)

     Millipore Common Stock Fund:

     This fund's investments consist of Millipore Common Stock.

     AIM LTD Maturity Fund:

     This fund invests exclusively in U.S. Treasury Securities. The Fund's investment strategy is designed to provide a high level of principal protection.

     Balanced Fund:

     Investments of this fund include money market funds and mutual funds and are intended to provide a mixture of capital growth and income.

     F&G GAC Fund:

     Investments  of  this  fund  include  a  guaranteed   annuity
     contract with a fixed rate of interest which is determined annually.

     Investment Co. of America Fund:

     This fund seeks long term growth of capital and income.   The
     fund invests primarily in common stocks but may also invest in high-quality convertibles and debt securities.

     Invesco Stable Value Fund:

     This fund seeks stability of principal and consistent income through an actively managed pool of investment contracts.

     Dodge & Cox Balanced Fund:

     This fund seeks regular income, conservation of principal and
     long-term   growth.   The  fund  invests  in  a   diversified
     portfolio of common stocks, preferred stocks and bonds.

     Vanguard S&P Index Fund:

     This fund invests primarily in stocks and seeks to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index, an index emphasizing large company stocks.

     AIM Constellation Fund:

     This fund seeks capital appreciation. The fund invests in small and medium size emerging growth companies.

                                12

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

C.   Investment Programs (continued)

      Warburg Pincus International Equity Fund:

     This fund seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the U.S.

     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the Plan on loans to participants is credited to the borrower's account in the investment fund to which repayments are allocated.

     Other Fund:

     This is the remaining Tylan Plan balance which has not been invested within the Company's ten investment fund options as of December 31, 1998. It consists of a series of Deposit Fund accounts which are held at Pan American Life Insurance
     Company. Employees can no longer contribute to these Deposit Funds. There are four Deposit Funds remaining and they will be maturing over the next four years to be fully matured in 2002. As these contracts mature, the former Tylan employees will be required to transfer these assets to one or more of the Plan's ten investment fund options.

     Significant Investments

     The following table presents investments that represent 5 percent or more of the Plan's total net assets (excluding the Master Trust Investments) as of December 31, 1998 and 1997.
                                   1998        1997
Vanguard Index TR500 Portfolio    $15,772,342 $8,619,344
Investment Co. of America          10,820,078  8,039,304
Dodge & Cox Balanced Fund          9,277,315   8,337,260
AIM Equity FDS Constellation       9,144,542   8,267,363
AIM Ltd. Maturity Treasury Shares  6,969,038   6,785,250
Millipore Common Stock Fund        6,968,924   3,863,927


                               13

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

C.   Investment Programs (continued)

     Participant and Non-Participant Directed Investment Programs

     All fund options are participant-directed except for the Balanced Fund. The following is a schedule of the Balanced Fund's statements of net assets available for plan benefits and statement of changes in net assets.

                     December 31,  1998                     December 31, 1997
               Participant Nonparticipant            Participant Nonparticipant
Balanced Fund   Directed   Directed        Total       Directed     Directed      Total

Assets
Interest in    $7,130,175 $64,171,578  $71,301,753   $6,054,528  $54,490,751  $60,545,279
Master Trust

Contribution
Receivable:
Participation
Plan                -     5,008,340    5,008,340          -      5,105,012    5,105,012
Savings Plan:
 Employee
  contribution 63,901          -       63,901        48,004           -       48,004
 Employer
  contribution 13,946          -       13,946        16,001           -       16,001

 Total assets  $7,208,022 $69,179,918  $76,387,940   $6,118,533  $59,595,763  $65,714,296

Liabilities &
Net Assets
Available for
Plan Benefits
Fund payables  $3,721     $33,487      $    37,208   $841        $7,573       $8,414

Net assets
available for
 plan          7,204,301  69,146,431   76,350,732    6,117,692   59,588,190   65,705,882
benefits


Total
liabilities &
net            $7,208,022 $69,179,918  $76,387,940   $6,118,533  $59,595,763  $65,714,296
 Assets
available for
 plan
benefits

                                        December 31, 1998
                              Participant  Nonparticipant
Balanced Fund                   Directed      Directed         Total

Plan   Interest  in   Master
Trust Income                  $823,442     $7,625,137      $8,448,579

Company contributions:
 Participation plan           -            5,008,340       5,008,340
 Savings plan                 140,381      -               140,381
Employee savings plan
 Contributions                588,030      -               588,030

Benefit Payments               (128,406)   (3,075,236)     (3,203,642)
Loans to participants, net     (31,625)    -               (31,625)
Participant interfund          (305,213)   -               (305,213)
transfers

Net increase                   1,086,609   9,558,241       10,644,850

Net   assets  available  for
plan benefits at Jan. 1        6,117,692   59,588,190      65,705,882

Net   assets  available  for
plan benefits at Dec. 31       $7,204,301  $69,146,431     $76,350,732

                                 14

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)


D.   Interest in Master Trust

     The assets of the Balanced Fund and of the Retirement Plan are commingled and jointly invested in a Master Trust. The Balanced Fund's share of these investments are presented as Interest in Master Trust. Interest in Master Trust consists of contributions, net of benefits paid and a pro rata share of income earned of approximately 88.5% and 87.4% of the Master Trust at December 31, 1998 and 1997, respectively.

                                   1998             1997
                                Fair Value       Fair Value
     Total mutual fund         $80,608,430       $69,289,140
     investments
     Portion attributable to   $71,301,753       $60,545,279
     the Plan




     Income earned on commingled investments of the Master Trust for the year ended December 31, 1998 is as follows:

     Interest and dividends        $12,391,073

     Net depreciation of           (2,786,641)
     investments

     Other expense                 (29,708)

     Total net investment income   $9,574,724

     Portion attributable to the   $8,448,579
     Plan




     Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their pro rata share.

                               15

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (Continued)





E. Reconciliation of Financial Statements to Form 5500


   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                         1998          1997

Net assets available for $148,868,671  $122,424,349
plan benefits
per the financial
statements
Amounts allocated  to    (2,618,508)   (900,620)
withdrawing participants

Net  Assets available    $146,250,163  $121,523,729
for  benefits per the
Form 5500



   The following is a reconciliation of benefit payments per the statement of changes in net assets available for plan benefits to the Form 5500 for the year ended December 31, 1998:


                                1998
Benefit payments per the
statement of changes in
net assets available for
plan benefits                   $7,059,933
Add:  Amounts allocated to
withdrawing participants at
December 31, 1998               2,618,508
Less:  Amounts allocated to
withdrawing participants at
December 31, 1997               (900,620)

Benefits paid to participants
per the Form 5500               $8,777,821


     Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefits payable and represent benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                16

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

             Notes to Financial Statements (continued)

F.   General Termination Condition

     While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.


G.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


H.   Subsequent Event

     On June 17, 1999, the Board of Directors of Millipore Corporation approved certain amendments to the Plan, effective August 1, 1999, to change among other things, the investment custodian and to allow the Trustees of the Plan broad discretion in providing investment choices for participant directed investments. The current investment choices will be replaced in August with a new set of investment choices that have similar strategies.

                                17

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Line 27a - Schedule of Assets Held for Investment Purposes as of
                         December 31, 1998


                                                     Fair
Security Description       Units       Cost          Value

MILLIPORE COMMON STOCK
FUND
Money Market:
    Provident Instit.    104,897     $104,897      $104,897
     FDS/Tempfund
Common Stock:
 Millipore Corporation** 246,143     $6,242,271    $6,968,924

TOTAL FUND INVESTMENTS               $6,347,168    $7,073,821

AIM LTD MATURITY FUND
Money Market:
 Provident Instit.     224,037       $224,037       $224,037
  FDS/Tempfund
Mutual Fund:
 AIM Ltd. Maturity     685,928        6,899,682      6,969,038
   Treasury Shares

TOTAL FUND INVESTMENTS                $7,123,719     $7,193,075


INTEREST IN MASTER TRUST              $76,763,938    $71,301,753


F&G GAC FUND
Money Market:
 Provident Instit.
   FDS/Tempfund        20,742         $20,742        $20,742
Annuity Contract:
 Fidelity & Guaranty   2,687,616      $2,687,616     $2,687,616
  Life Ins. Co.

TOTAL FUND INVESTMENTS                $2,708,358     $2,708,358

INVESTMENT CO. OF
AMERICA FUND
Money Market:
 Provident Instit.     69,035         $69,035        $69,035
  FDS/Tempfund
Mutual Fund:
 Investment Co. of     348,248        $7,936,570     $10,820,078
  America

TOTAL FUND INVESTMENTS                $8,005,605     $10,889,113

LOAN FUND
Participant Loans (Int -              $    -         $3,878,006
rate of 5.5%)   **
TOTAL FUND INVESTMENTS                $    -         $3,878,006

INVESCO  STABLE  VALUE
FUND
Money Market:
 Provident Instit.     30,025         $30,025        $30,025
  FDS/Tempfund
Insurance Contract:
 Invesco Stable Asset  2,154,600      2,154,600      2,154,600
  Value

TOTAL FUND INVESTMENTS                $2,184,625     $2,184,625

DODGE & COX BALANCED
FUND
Money Market:
 Provident Instit.     34,445         $34,445        $34,445
  FDS/Tempfund
Mutual Fund:
 Dodge & Cox Balanced  142,246        8,342,347      9,277,315
  Fund

TOTAL FUND INVESTMENTS                $8,376,792     $9,311,760

                                18

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Line 27a - Schedule of Assets Held for Investment Purposes as of
                   December 31, 1998 (continued)

                                                         Fair
Security Description        Units          Cost         Value


VANGUARD S&P INDEX FUND
Money Market:
 Provident Instit.        170,113        $170,113      $170,113
  FDS/Tempfund
Mutual Fund:
 Vanguard Index TR500     138,414        10,991,128    15,772,342
  Portfolio

TOTAL FUND INVESTMENTS                   $11,161,241   $15,942,455



AIM CONSTELLATION FUND
Money Market:
 Provident Instit.        13,917         $13,917       $13,917
  FDS/Tempfund
Mutual Fund:
 AIM Equity FDS           299,625        6,931,778     9,144,542
  Constellation

TOTAL FUND INVESTMENTS                   $6,945,695    $9,158,459


WARBURG PINCUS INT'L
FUND
Money Market:
 Provident Instit.        27,543         $27,543       $27,543
  FDS/Tempfund
Mutual Fund:
 Warburg Pincus Equity    128,530        2,543,049     2,286,552

TOTAL FUND INVESTMENTS                   $2,570,592    $2,314,095

OTHER
Money Market:
 Provident Instit.                       $210          $210
  FDS/Tempfund
Insurance Contracts:
 Plan American Life                      1,243,777     1,243,777
  Insurance Co.

TOTAL FUND INVESTMENTS                   $1,243,987    $ 1,243,987

TOTAL INVESTMENTS                        $133,431,720  $143,199,507


**          Parties-in-interest.

                                19

                       MILLIPORE CORPORATION
             EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

 Line 27d - Schedule of Reportable Transactions for the year ended
                         December 31, 1998

The following table presents a series of transactions which were greater than 5 percent of the Employees' Participation and Savings Plan's total assets excluding the assets of the Balanced Fund as of January 1, 1998.

                                                                            Current value of
                                       Purchase    Selling     Cost of    asset on transaction    Net
Description of                          price       price       asset             date            gain
Asset
Provident Institutional FDS/Tempfund
 Purchases                            $28,994,742      -      $28,994,742     $28,994,742        -
 Sales                                     -      $27,896,086 $27,896,086     $27,896,086        -
Vanguard Index
 Purchases                            $3,866,829       -      $3,866,829      $3,866,829         -
 Sales                                     -      $    30,000 $   27,555      $   30,000        $ 2,445
Millipore Stock Fund
 Purchases                            $3,916,259       -      $3,916,259      $3,916,259         -
 Sales                                     -      $1,057,504  $  958,294      $1,057,504        $99,210
Dodge & Cox
 Purchases                            $2,339,472       -      $2,339,472      $2,339,472         -
 Sales                                     -      $  695,000  $  674,565      $  695,000        $20,435

                                 20



               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 2-85698) of Millipore Corporation of our report dated May 19, 1999, except for Note H, for which the date is June 17, 1999, relating to the financial statements of Millipore Corporation Employees'
Participation and Savings Plan, which appears in this Form 11-K.


                                   PricewaterhouseCoopers LLP



Boston, Massachusetts
June 28, 1999

                               21